UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): August 6, 2021

MED-X, INC.
(Exact name of registrant as specified in its charter)

Nevada	46-5473113
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

8236 Remmet Avenue, Canoga Park, California 91304

(Full mailing address of principal executive offices)

(818) 349-2870

(Issuer's telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Common Stock, par value $0.001 per share

Item 1. Fundamental Changes

SHARE PURCHASE AGREEMENT.

On August 6, 2021, Med-X, Inc. ("Med-X") executed a Share Purchase Agreement with GEM YIELD LLC SCS ("GEM") and GEM YIELD BAHAMAS LIMITED ("GYBL"). Upon Med-X being listed on a Public Exchange, Med-X shall issue and sell to GEM and GYBL, and GEM and GYBL agree to purchase from Med-X during the Investment Period up to the number of duly authorized, validly issued, fully paid and non-assessable Common Shares having an aggregate value of U.S. $100,000,000.

The initial term of the Agreement shall extend for a period of three (3) years and shall extend for additional consecutive periods as set forth in the Agreement. In consideration for these services, the Company has agreed to pay GEM and GYBL the following consideration: a commitment fee equal to two (2) percent of the Aggregate Limit (the "Commitment Fee"), deliverable as as described in the Agreement. The Commitment Fee may be paid in cash from the proceeds of the Draw Downs or in freely tradeable Common Shares of the Company valued at the Daily Closing Price at the time of such payment, at the option of Med-X. Med-X shall pay one half of the Commitment Fee on or before the twelve (12) month anniversary of the Public Listing Date, and Med-X shall pay the remaining amount of such Commitment Fee on or before the twenty (20) month anniversary of the Public Listing Date. On the Effective Date, Med-X shall make, execute and deliver a warrant granting GYBL the right to purchase Shares having an expiration date that is the third anniversary of the First Trading Day, granting GYBL the right to purchase, at the exercise price and upon the terms set forth more fully in the Agreement, up to the number of Common Shares that is equal to 4% of the total number of Common Shares outstanding as of the Public Listing Date.

The foregoing description of the terms of the Agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to, the Agreements, which are filed herewith as Exhibits 6.8, 6.9, and 6.10 which are incorporated herein by reference.

Item 9. Exhibits

Exhibit Number	Description

6.8	Share Purchase Agreement by and among Med-X, Inc., GEM Global Yield LLC SCS and GEM Yield Bahamas Limited

6.9	Warrant to purchase shares of Med-X, Inc. Common Shares

6.10	Registration Rights Agreement

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MED-X, INC.

(Exact name of issuer as specified in its charter)

Date: August 9, 2021	By:	/s/ Ronald J. Tchorzewski
Ronald J. Tchorzewski – Chief Financial Officer

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